As filed with the Securities and Exchange Commission on April 12, 2018

Registration Nos.

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ] Pre-Effective Amendment No. 2

[ ] Post-Effective Amendment No. ___

(Check appropriate Box or Boxes)

SCM TRUST

(Exact Name of Registrant as Specified in Charter)

1050 17th Street Suite 1710, Denver, CO 80265

(Address of Principal Executive Offices)

(800) 955-9988

(Registrant’s Telephone Number, including Area Code)

Name and Address of Agent for Service:	with a copy to:

Gregory Pusch, CCO	Peter H. Schwartz, Esq.
SCM Trust	Davis Graham & Stubbs LLP
1050 17th Street Suite 1710	1550 17th Street, Suite 500
Denver, CO 80265	Denver, CO 80202

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

An indefinite amount of the Registrant’s securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time.

This Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 for SCM Trust incorporates by reference the Prospectus, Statement of Additional Information, and Part C contained in the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 which was filed with the Commission on  March 26, 2018 (Accession No: 0001398344-18-004736) in respect of the proposed reorganization of the European Growth & Income Fund into the Shelton International Select Equity Fund.  This Pre-Effective Amendment is being filed for the sole purpose of delaying the effectiveness of the Registration Statement under the Securities Act of 1933, as amended.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Denver, and the State of Colorado, on the 12th day of April , 2018.

SCM Trust

(Registrant)

SCM Trust

By /s/ Stephen C. Rogers
Stephen C. Rogers, President

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Stephen C. Rogers	Chairman of the Board, Trustee and Principal Executive Officer	April 12, 2018
Stephen C. Rogers

/s/ Kevin T. Kogler*	Trustee	April 12, 2018
Kevin T. Kogler

/s/ Marco Quazzo*	Trustee	April 12, 2018
Marco Quazzo

/s/ Stephen H. Sutro*	Trustee	April 12, 2018
Stephen H. Sutro

/s/ William P. Mock	Principal Financial and Accounting Officer	April 12, 2018
William P. Mock

*	Signed by Stephen C. Rogers pursuant to Powers of Attorney dated February 8, 2018, incorporated by reference to SCM Trust N-14 filed on March 13, 2018.